Exhibit 99.1

Dragon Victory International Limited Receives Nasdaq Staff Deficiency Letter

HANGZHOU, China, May 31, 2019 -- Dragon Victory International Limited (Nasdaq: LYL) (the “Company”), a company offering reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, announced today that on May 22, 2019, it received a Nasdaq staff deficiency letter (the “Nasdaq Letter”) notifying the Company that it was no longer in compliance with Nasdaq’s independent director and audit committee requirements as set forth in Nasdaq Listing Rule 5605.

Nasdaq Listing Rule 5605 requires that the Company’s board of directors must be comprised of a majority of independent directors. The Company’s board of directors had been comprised of three independent directors and two non-independent directors, but the recent resignation of an independent director, Ms. Han Zhang, due to personal reasons resulted in an equal number of independent and non-independent directors of the Company. Nasdaq Listing Rule 5605 also requires the Company to have at least three independent directors on the audit committee of its board of directors. Ms. Zhang’s resignation leaved the audit committee with only two independent directors.

The Nasdaq Letter provides that, consistent with Listing Rules 5605(b)(1)(A) and 5605(c)(4), Nasdaq will provide the Company a cure period in order to regain compliance as follows:

●	until the earlier of the Company’s next annual shareholders’ meeting or April 1, 2020; or

●	if the next annual shareholders’ meeting is held before September 30, 2019, then the Company must evidence compliance no later than September 30, 2019.

The Company plans to replace Ms. Zhang and regain compliance with Rule 5605 by appointing another independent director within the cure period.

About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited offers reward-based crowdfunding opportunities in China to entrepreneurs and funding sources through a fast-growing reward-based crowdfunding platform at www.5etou.cn. 5etou is designed to enable small- and medium-sized companies, start-ups, and idea generators to raise funding from participants through the Internet. The Company also provides quality business incubation services and financial services to entrepreneurs and business entities with funding needs who utilize our crowdfunding platform. More information is available at http://ir.dvintinc.com/.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans, and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.